Exhibit 3.1

EXCEL TRUST, INC.

FIRST AMENDMENT TO

AMENDED AND RESTATED BYLAWS

The Board of Directors (the “Board of Directors”) of Excel Trust, Inc., a Maryland corporation (the “Corporation”), at a duly convened meeting of the Board of Directors at which a quorum was present, by the affirmative vote of a majority of the directors present at such meeting and in accordance with the Amended and Restated Bylaws of the Corporation (the “Bylaws”) and the Maryland General Corporation Law, approved and adopted on April 9, 2015 the following amendment to the Bylaws to be effective on April 9, 2015.

The Bylaws are hereby amended by adding the following new Article XV:

ARTICLE XV

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL or the Charter or these Bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine.